                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15B-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of December, 2002



              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
             (Exact name of Registrant as specified in its charter)



                    IRSA INVESTMENTS AND REPRESENTATIONS INC.
                 (Translation of registrant's name into English)



                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                                   BOLIVAR 108
                                   (C1066AAB)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                         Form 20-F [X]     Form 40-F [ ]

                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]      No [X]

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              IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
                                 (THE "COMPANY")


                               REPORT ON FORM 6-K

     Attached is an English translation of summaries Shareholders Meeting held on December 13, 2002 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores on December 17, 2002.





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          SUMMARY OF THE SHAREHOLDERS MEETING HELD ON DECEMBER 13, 2002

FIRST POINT:

It was unanimously approved the designation of the representatives of the shareholders Templeton World Fund and Bank of Bermuda to approve and sign the minute of the meeting.

SECOND POINT:

It was unanimously approved:

1. The modification of certain terms and condition of the Corporate Bonds Global Program for a nominal value not exceeding US$ 250,000,000 (US dollars two hundred and fifty million) (the "Program") enabling the Company to issue corporate bonds under the Program with common guarantee or special guarantee, fixed or floating guarantee.

2. The subscription of the third supplemental indenture by the Company and The Bank of New York as trustee, implementing the above mentioned amendment

THIRD POINT:

It was unanimously approved:

1. Ratification of the delegations timely performed by the Board of Directors. Delegation to the Board of Directors of the power to fix issuance date, issue currencies, terms, methods, and if applicable, guarantees and any other terms and conditions under the Program provided they have not been decided at this Meeting of Shareholders or at the Meeting of Shareholders held on February 11, 1999.

2. The capacity of the members of the Board of Directors to subdelegate such powers to one or more of its members or to one or more managers of the Company. Such subdelegation can not exceed a 3 month period.


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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

                            IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA

                            By:
                               -------------------------------------------------
                               Name:  Saul Zang
                               Title: Second Vice Chairman of the Board of
                                      Directors



Dated: December 18, 2002